

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Thomas Leonard
Chief Executive Officer
Agiliti, Inc.
11095 Viking Drive, Suite 300
Eden Prairie, MN 55344

> **Re: Agiliti, Inc.**
> **Schedule 13E-3 filed March 12, 2024**
> **File No. 005-93446**
> **Preliminary Information Statement filed March 12, 2024**
> **File No. 001-40361**

Dear Thomas Leonard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your information statement.

Preliminary Information Statement filed March 12, 2024

General

1. Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-3 in a "Special Factors" section in the front of the information statement. Refer to Rule 13e-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary.

2. In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise the disclosure to include the information required by Item 1010(c) of Regulation M-A.

3. The SEC Reference Room no longer provides a means for stockholders to access periodic and current reports or proxy statements; however, those filings are generally available on the SEC's EDGAR system. Please revise your disclosure on pages 17 and 111 accordingly.

4. Please revise to state, in dollar amounts and percentages, the interests of the Sponsor Entities in the Company's net book value and net earnings. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Summary, page 1

5. We note the disclosure on page four and elsewhere in the information statement that the Board determined that the Transactions are fair to the Company and its stockholders, other than the THL Agiliti Stockholder and its affiliates. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please revise the disclosure to expressly state whether the Board reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders. Please also revise such disclosure with respect to the Sponsor Entities. In this respect, refer to the disclosure beginning on page 58 regarding Unaffiliated Stockholders.

Directors, Executive Officers and Controlling Persons of the Company, page 20

6. Mr. Leonard appears to have recently served as an Executive Partner at THL. Please revise the disclosure on page 21 accordingly or advise. Refer to Item 3 of Schedule 13E-3 and Item 1003(c)(2) of Regulation M-A. In addition, please disclose in the "Background of the Merger" section when THL hired Mr. Leonard and when he stepped down from such position, as well as any negotiations between any of the Sponsor Entities and Mr. Leonard regarding the Company prior to the re-appointment of Mr. Leonard as Chief Executive Officer, or advise. Refer to Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A.

7. Refer to the previous comment. We note that Mr. Leonard appears to have been hired by THL in April 2023 and re-appointed by the Company in late September 2023, and THL submitted its initial indication of interest in early October 2023. Further, it appears Mr. Leonard will remain a director and Chief Executive Officer of the Surviving Corporation. In this respect, please describe how you determined that Mr. Leonard is not an affiliate engaged in the Rule 13e-3 transaction who should be identified as a filing person for purposes of Schedule 13E-3. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment.

8. Please provide the information required by Item 1003(c)(5) of Regulation M-A with respect to the persons listed under "Directors, Executive Officers and Controlling Persons

of the Company" on page 20. Refer to Item 3 of Schedule 13E-3.

Background of the Merger, page 29

9. We note the disclosure on page 36 that the "Weil draft of the merger agreement reflected input from the Special Committee on, among other things, the terms of the equity rollover and the treatment of equity awards, which included [] the rejection of the proposed rollover of equity interests for certain stockholders." Please revise to disclose the stockholders and the reason for such rejection.

Position of the Company on the Fairness of the Merger, page 58

10. Please address how any filing person relying on the Centerview opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than Excluded Shares, rather than all security holders unaffiliated with the Company.

Position of the Sponsor Entities in Connection with the Merger, page 58

11. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factor described in clause (iv) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the Sponsor Entities' fairness determination.

12. We note your disclosure that "[t]he Sponsor Entities have undertaken to pursue the Merger at this time for the reasons described above." Please revise to specify the Sponsor Entities' reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

Financing of the Merger, page 90

13. Please provide all of the information described in Item 1007(d) of Regulation M-A, such as the stated and effective interest rates and the additional information described in Item 1007(d)(2), with respect to the Existing Credit Agreement and the Existing Receivables Agreement. Refer to Item 10 of Schedule 13E-3.

Market Information, Dividends and Certain Transactions in the Common Stock, page 100

14. We note your disclosure that "[o]ther than the Merger Agreement … the Company, the Sponsor Entities and their affiliates have not executed any transactions with respect to the Common Stock during the past 60 days." However, as one example only, we note that Mr. Leonard appears to have disposed of 27,558 shares of Common Stock on February 14, 2024. Please revise or advise. Refer to Item 11 of Schedule 13E-3 and Item 1008(b) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 108

15.   We note in footnote (1) on page 108 the disclaimer of beneficial ownership "except to the extent of its pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

16.   Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See Item 1008(a) of Regulation M-A.

Where You Can Find More Information, page 111

17.   Please note that forward incorporation by reference, as you attempt to do on page 111, is not permitted in connection with a Schedule 13E-3. Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions